UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

INNOVA AND SKY BRASIL SIGN AGREEMENT WITH INTELSAT
TO BUILD AND LAUNCH NEW SATELLITE

Mexico City, December 5, 2007 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO), today announced that its subsidiary Innova, S. de R.L. de C.V. (“Innova” or “SKY Mexico”), and SKY Brasil Serviços Ltda. (“SKY Brasil”), have reached an agreement with Intelsat Corporation, and an affiliate, to build and launch a new 24-transponder satellite (“IS-16”) for which service will be dedicated to SKY Mexico Innova and SKY Brasil over the satellite’s estimated 15-year service life.

The satellite will provide back up for both platforms, and will also double SKY Mexico’s current capacity. Innova plans to use this extra capacity for HD and other value-added services.

The satellite, to be manufactured by Orbital Sciences Corporation, is expected to launch in the fourth quarter of 2009.

Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A.B., a Mexican corporation (“Televisa”), and The DIRECTV Group, Inc, a Delaware corporation (“DIRECTV”). For more information, please visit www.sky.com.mx.

Grupo Televisa S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain. For more information, please visit www.televisa.com.

SKY Brasil Serviços Ltda. is the leading provider of digital television entertainment services in Brazil, with approximately 1,600,000 subscribers. SKY Brasil is indirectly owned by the The DIRECTV Group with an approximate 74% stake in the company and by Globo Comunicações e Participações (Globo), a Brazilian communications group, with an approximate 26% stake. For more information, please visit www.sky.com.br

The DIRECTV Group is a world-leading provider of digital television entertainment services. Through its subsidiaries and affiliated companies in the United States, Brazil, Mexico and other countries in Latin America, the DIRECTV Group provides digital television service to more than 16.6 million customers in the United States and over 4.6 million customers in Latin America.

This press release contains forward-looking statements regarding Innova and SKY Brasil new satellite agreement.  Actual results could differ materially from these statements. The forward-looking statements in this press release, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Michel Boyance	Manuel Compeán
María José Cevallos	Media Relations
Investor Relations	Grupo Televisa SAB
Grupo Televisa SAB	(5255) 5728-3815
(5255) 5261-2445	mcompean@televisa.com.mx
ir@televisa.com.mx

Carlos Ferreiro	Juan Carlos Muñoz
Chief Financial Officer	Head of Investor Relations
Innova, S. de R.L. de C.V.	Innova, S. de R.L. de C.V.
Insurgentes Sur No.694	(5255) 5448-4000 ext.6642
Col. del Valle	jmunoz@sky.com.mx
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx

Fábio Zamith	Jonathan Rubin
Chief Financial Officer	Senior Vice President, Investor Relations
Sky Brasil Serviços Ltda.	DIRECTV Group
Av. das Nações Unidas, 12.901	(212) 462-5200
Torre Norte, 14º andar	jonathan.rubin@directv.com
São Paulo, 04578-000 Brazil
(5511) 2123-4001
fabio.zamith@sky.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: December 6, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President